UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

FORM 6-K

__________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41524
___________________________________

Rentokil Initial plc
(Registrant’s name)
___________________________________

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of CEO, North America dated 21 May 2026

 21 May, 2026

Appointment of Chief Executive Officer, North America

Rentokil Initial plc (FTSE: RTO / NYSE: RTO) ("the Company") today announces the appointment of Rafael "Rafa" Carrasco as Chief Executive Officer, North America, commencing 3 August.

Rafa joins the Company with a distinguished track record of leadership in large-scale, route-based service industries. He most recently served as President of WM Healthcare Solutions and Senior Vice President of Strategy at WM (previously known as Waste Management, Inc.), where he oversaw multi-site operations with 200+ branches and over 10,000 corporate and field-based employees across the U.S., Canada, the U.K., Ireland and Western Europe.  He is highly experienced at executing a recurring revenue model, serving commercial and residential customers.

Professional Highlights:

●     Extensive Operational Leadership: Rafa has held numerous senior leadership roles over a 10-year career at WM. Prior to serving as President of WM Healthcare Solutions, Rafa led WM's East region, where he enabled disciplined growth through leveraging process and technology solutions focusing on consistent service delivery to customers, reducing frontline turnover and improving operational efficiency.
●     Strategic Transformation: As SVP of Strategy, he led enterprise-level transformation initiatives, using data and technology to optimise operations and drive continuous improvement.
●     Integration Expertise: Rafa led the integration of Stericycle, a $7.2bn acquisition, delivering standout first year cost synergies and establishing a path toward higher synergies over time.
●     Professional Education: Holds a BBA Marketing and an MBA Operations Management from the University of Houston.

Alain Moffroid, the current interim CEO, North America, will remain on the NA leadership group supporting Rafa and the team as they continue executing their growth plan. He will support the Company through the end of 2027.

Mike Duffy, CEO of Rentokil Initial, said:

"I am pleased to welcome Rafa to Rentokil Initial. He has an impressive track record in field-based, recurring service operations, making him the ideal leader to drive our North American business forward. He is an execution-focused leader, committed to colleagues and culture, and enhancing the customer experience.

"I also would like to thank Alain for his strong leadership in North America, where we continue to execute our growth plan, and his commitment to ensuring a smooth transition."

Rafa Carrasco said:

"I'm delighted to be stepping into this role and looking forward to working with Mike and the team to enable the business to realise its full growth potential. My focus will be on driving operational excellence, putting our people first, and building a truly customer-obsessed organisation."

For further information, please contact:
Investors / Analysts: Heather Wood, Rentokil Initial plc, +44 7808 098793
Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

Notes

About Rentokil Initial plc

●     Rentokil Initial plc is a global leader in Pest Control and Hygiene & Wellbeing services. It employs c.63,400 people in 90 countries.

Rafa Carrasco: Career Summary at WM

President of WM Healthcare Solutions

●     Houston, Texas | Nov 2024 - Present

Senior Vice President - Enterprise Strategy

●     Houston, Texas | Oct 2023 - Present

Senior Vice President - Field Operations - East

●     Houston, Texas | Jul 2021 - Oct 2023

Area Vice President

●     Greater Mid-Atlantic | Apr 2017 - Jul 2021

Area Vice President

●     Eastern Canada | Nov 2016 - Apr 2017

Vice President - Special Projects

●     Houston, Texas | Jul 2016 - Nov 2016

Prior to WM, he spent 6 years in General Management roles at Sims Metal Management Limited and 13 years at ESCO Marine.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 May 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary